UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	August 2005
Commission File Number:

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

300 – 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”),  or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP. (Registrant)
Date:	August 17, 2005	By:	“Sandra Lee”
Signature Sandra Lee Corporate Secretary
Name* Title* *Print name and title under the signature of the signing officer

SEC 1815 (04-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRESS RELEASE

QUEST CAPITAL ANNOUNCES FILING OF PRELIMINARY PROSPECTUS

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia, August 3, 2005 – Quest Capital Corp. (TSX: QC) is pleased to announce that it has filed a short form preliminary prospectus in respect of an offering of common shares with Canadian securities regulatory authorities.

The offering price will be determined between representatives of Quest and a syndicate of underwriters. The final terms of the offering will be determined at the time of pricing.

Net proceeds from the offering will be used to fund Quest’s merchant banking business.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing, and corporate finance services.  Quest’s primary expertise is providing asset-backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman

Michael Atkinson, Vice President

Tel:

(416) 367-8383

Tel:

(604) 689-1428

Toll-free

(800) 318-3094

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States (or any other jurisdiction where it would not be allowed). The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.  Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from Quest Capital Corp. that would contain detailed information about Quest Capital Corp. and management and financial statements.

Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this news release.  As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

PRESS RELEASE

QUEST CAPITAL ANNOUNCES $40 MILLION COMMON SHARE OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia, August 4, 2005 – Quest Capital Corp. (TSX: QC) is pleased to announce that it has entered into an agreement with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation to sell 17,400,000 common shares at a price of $2.30 per common share to raise gross proceeds of $40,020,000.  Quest has also granted the underwriters an option to purchase up to an additional 2,610,000 common shares at the same price, exercisable within 60 days of the closing of this offering.  Closing of the offering is anticipated to occur on or about August 17, 2005.

Net proceeds from the offering will be used to fund Quest’s merchant banking business.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing, and corporate finance services.  Quest’s primary expertise is providing asset-backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman
Michael Atkinson, Vice President

Tel:

(416) 367-8383
Tel:

(604) 689-1428
Toll-free

(800) 318-3094

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States (or any other jurisdiction where it would not be allowed). The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.  Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from Quest Capital Corp. that would contain detailed information about Quest Capital Corp. and management and financial statements.

Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this news release.  As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

August 5, 2005                     TSX: QC

Quest Announces its Financial Results for the Second Quarter 2005

Vancouver, British Columbia, August 5, 2005 - Quest Capital Corp. is pleased to announce another positive quarter of earnings.  Highlights of Quest’s unaudited financial results for the second quarter ended June 30, 2005 are as follows:

•

Net earnings of $4.5 million ($0.05 per share) and $7.9 million ($0.09 per share) for the second quarter and first half of 2005, respectively;

•

Net interest income continues to increase as the loan portfolio grows;

•

Loan portfolio of $79.9 million, a net increase of $3.7 million as compared to $76.2 million as at December 31, 2004;

•

Net Assets increased to $116.0 million as compared to $99.5 million as at December 31, 2004

Shareholders will be pleased to note that Quest’s merchant banking business continues to be strong.  Income from financial services increased to $6.6 million and $11.3 million in the second quarter and the first half of 2005, respectively from $4.5 million and $8.6 million in corresponding periods in 2004.  As Murray Sinclair explains, “This increase of 46% and 32% respectively, is an important indicator of the strength of Quest’s underlying business.  Our various financial services continue to complement each other while providing multiple revenue streams.”  While net earnings for the second quarter and first half of 2005 were lower than the comparable periods in 2004, shareholders should be reminded that earnings for 2004 were positively impacted by non-recurring events including $2.1 million of net proceeds received from a legal settlement relating to prior operations and $0.6 million foreign exchange gain.

On August 4, 2005, the Company announced a $40.0 million common share public offering at $2.30 per share that is anticipated to close August 17, 2005.  This additional capital will allow Quest to increase its income from financial services by expanding the asset base while controlling costs.  Bob Buchan states, “Our business model continues to be validated by our growth in income from financial services and strong loan portfolio.  With the completion of the public offering, Quest will be able to expand its deal flow and increase its market penetration.”

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries.  Quest’s diverse product offering includes providing bridge and mortgage financing, corporate finance services and corporate management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Michael Atkinson, Vice-President

Tel:

(604) 689-1428

Toll free:

(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.

Consolidated Financial Statements (Unaudited)

June 30, 2005

QUEST CAPITAL CORP.
Unaudited Consolidated Balance Sheets as at
(expressed in thousands of Canadian dollars)
	June 30,	December 31,
	2005	2004

ASSETS

Cash	$14,361	$6,607
Marketable securities held for trading	1,871	914
Loans
Loans	79,478	73,813
Convertible Debentures	410	2,402

	79,888	76,215

Investments	21,623	15,032
Other
Restricted cash	4,137	9,941
Prepaid and other receivables	388	796
Resource assets	592	1,747
Other and fixed assets	627	653

	5,744	13,137

	$123,487	$111,905

LIABILITIES
Accounts payable and accrued liabilities	$2,939	$5,975
Deferred revenue	1,878	1,044
Asset retirement obligations	2,254	5,366
Non controlling interest in a subsidiary	454	-

	7,525	12,385
SHAREHOLDERS' EQUITY
Share capital	90,888	83,388
Contributed capital	5,182	4,198
Retained earnings	18,567	10,706
Currency translation adjustment	1,325	1,228

	115,962	99,520

	$123,487	$111,905

Approved by the Board of Directors:

“Brian E. Bayley” Director	“A. Murray Sinclair”	Director
Brian E. Bayley	A. Murray Sinclair

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Earnings
For the period ended
(expressed in thousands of Canadian dollars, except per share amounts)
	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Interest and related fees
Interest and related fees	$4,004	$2,168	$7,456	$4,813
Provision for loan losses	-	(75)	-	(75)
Net interest income	$4,004	2,093	7,456	4,738
Non-interest income
Management and finder's fees	1,112	364	1,527	1,014
Marketable securities trading gains/(losses)	15	(149)	385	(176)
Realized gains and writedowns of investments	847	1,781	1,264	2,509
Gain on dilution of interest in subsidiary	253	-	253	-
Other income	403	429	403	487
	2,630	2,425	3,832	3,834

	6,634	4,518	11,288	8,572
Expenses and Other
Salaries and benefits	584	361	934	783
Accrued bonuses	450	-	850	-
Stock-based compensation	707	336	1,113	692
Office and other	213	194	358	318
Legal and professional services	279	278	382	848
Regulatory & shareholder relations	111	166	169	222
Director's fees	38	53	78	53
Foreign exchange gain	(13)	(172)	(20)	(591)
Other expenses relating to resource properties	20	123	138	272
Gains on sale of resource assets and adjustments to retirement obligations	(262)	(513)	(532)	(637)
Legal settlement of prior operations	-	(2,144)	-	(2,144)
	2,127	(1,318)	3,470	(184)

NET EARNINGS BEFORE INCOME TAXES	4,507	5,836	7,818	8,756
Income tax (recovery) expense		2	-	(13)
Non-controlling interest in a subsidiary	(43)	-	(43)	-
NET EARNINGS FOR THE PERIOD	$4,550	$5,834	$7,861	$8,769

AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	92,965,468	87,486,507	91,715,468	87,479,146
Fully Diluted	95,411,747	93,412,185	93,841,133	91,135,678

EARNINGS PER SHARE
Basic	$0.05	$0.07	$0.09	$0.10
Fully Diluted	$0.05	0.06	$0.08	0.10
Unaudited Consolidated Statement of Retained Earnings/(Deficit)
For the period ended June 30,
(expressed in thousands of Canadian dollars, except per share amounts)
	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Retained Earnings/(Deficit) - Beginning of the Period	$14,017	$894	$10,706	$(2,041)
Earnings for the period	4,550	5,834	7,861	8,769
Retained Earnings - End of the Period	$18,567	$6,728	$18,567	$6,728

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Cash Flows
For the period ended
(expressed in thousands of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Operating Activities
Earnings for the period	$ 4,550	$ 5,834	$ 7,861	$ 8,769
Adjustments to determine net cash flows relating to Operating Activities
Stock based compensation	707	336	1,113	692
Non-controlling interest in subsidiary	(43)	-	(43)	-
Provision for loan losses		75	-	75
Amortization of deferred interest and finder's fees	(1,381)	(956)	(2,216)	(2,338)
Marketable securities trading gains and losses	(15)	149	(385)	176
Realized gains and writedowns of investments	(847)	(1,781)	(1,264)	(2,509)
Gain on dilution in interest of subsidiary	(252)	-	(252)
Depreciation	17	20	34	36
Other expenses relating to resource properties	37	123	118	272
Gains on sale of resource assets and adjustments to retirement obligations	(244)	(510)	(514)	(634)
Deferred interest and fees received	293	(206)	966	472
Activity In Marketable Securities Held for Trading	-	-
Purchases	-	(25)	-	(25)
Proceeds on Sales	139	241	1,075	819
Expenditures for reclamation and closure	(481)	(1,073)	(1,075)	(2,143)
Change in prepaid and other receivables	297	733	404	637
Change in accounts payable	(213)	849	(3,012)	562
Change in accounts receivables	-	-	-	870
Changes in inventories	-	-	-	74
	2,564	3,809	2,810	5,805
Financing Activities
Shares issued for cash	7,500	52	7,500	52
Proceeds/(repayment) from/(of) short-term debt	(3,000)	-	-	-
	4,500	52	` 7,500	52
Investing Activities
Activity In Loans
Net decrease/(increase) in loans	(883)	(6,194)	(10,181)	(7,816)
Net decrease/(increase) in convertible debentures	2,008	(25)	1,992	(1,073)
Activity In Investments
Purchases	(1,207)	(3,184)	(2,685)	(10,255)
Proceeds on Sales	2,923	4,948	4,119	10,568
Net proceeds on dilution of subsidiary	621	-	621	-
Change in restricted cash	270	660	5,902	1,362
Cash transferred to purchaser of resource property	-	-	(2,546)	-
Proceeds on sale of resources assets	133	119	133	119
Expenditures on fixed assets	(16)	(22)	(16)	(67)
	3,849	(3,698)	(2,661)	(7,162)
Foreign exchange gain (loss) on Cash Held in a Foreign Subsidiary	(20)	133	105	131

Change in Cash	10,893	296	7,754	(1,174)
Cash - Beginning of the Period	3,468	30,327	6,607	31,797

Cash - End of Period	$ 14,361	$ 30,623	$ 4,361	$ 30,623

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

1.

Basis of Presentation

(a)

These consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

(b)

Certain comparative figures have been restated to conform to the current period’s presentation.

2.

Change in Accounting Policy

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”.  The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no changes to earnings or retained earnings.

3.

Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables and accounts payable approximate their fair value due to the short-term nature of these instruments.

The fair market value of the Company’s remaining financial assets and liabilities is as follows:

June 30, 2005

December 31, 2004

Carrying

Fair

Carrying

Fair

Value

Value

Value

Value

Marketable Securities

1,871

2,573

914

1,397

Investments

21,623

23,852

15,032

20,914

Loans

79,478

79,478

73,813

73,813

Convertible Debenture

410

410

2,402

2,402

Marketable securities and investments represent shares in publicly traded companies.  The fair market value represents the quoted trading price of the shares and the excess of the trading price over the exercise price of warrants and options held at June 30, 2005.

The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term nature of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture.  Fair value is then considered to be the quoted trading price of the underlying security.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

4.

Loans and Convertible Debentures

(a)

Loans are repayable over various terms up to 24 months and bear interest at a fixed rate of between 9% and 24%.  Real estate, tangible assets, shares, corporate or personal guarantees generally have been pledged or granted as security.  The secured convertible debenture bears interest at 6% and is due September 2006.

Loans and convertible debenture analysis as at June 30, 2005 is as follows:

Term

Specific

Carrying

Loans

Allowance

Amount

Unimpaired loans

$

71,034

-

$

71,034

Impaired loans

$

8,787

343

8,444

$

79,821

343

$

79,478

Convertible debentures

614

204

410

$

80,435

547

$

79,888

Certain of the Company’s loans are impaired as a result of the loan not being repaid on the maturity date or there is no longer reasonable assurance of the timely collection of principal and interest.  A provision for loan losses is established on a loan-by-loan basis by management.  In determining the provision for loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of the borrowers and the residual value of security pledged.  Management has not made any additional provision for loan losses on impaired loans and expects to recover the carrying amount.

As at June 30, 2005, loans and convertible debentures are denominated in Canadian and United States dollars.  Of the total, $2,524,000 (US$1,973,000) is denominated in United States dollars and the remainder of $77,364,000 is denominated in Canadian dollars.

(b)

The Company has also entered into agreements to advance funds of $12,392,000 of which the Company expects to syndicate $2,761,000.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

5.

Short Term Debt

On March 31, 2005, the Company entered into a short term unsecured debt facility for a total amount of $3.0 million.  The facility and interest at 6.5% per annum was repaid on May 30, 2005.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

6.

Share Capital

(a)

Authorized:

Unlimited First and Second Preferred Shares

Unlimited number of Common Shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares.  Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

(b)

Issued:

Number of

Shares

Amount

Common Shares:

Opening Balance as of December 31, 2004:

90,465,568

$83,388

Issued for Cash

  5,000,000

7,500

  Ending Balance as of June 30, 2005:

95,465,568

$90,888

In May 2005, the Company completed a private placement of 5,000,000 shares in the capital of the Company at a price of $1.50 per share for aggregate proceeds of $7,500,000.

(c)

Contributed Capital

Opening balance – December 31, 2004

$4,198

Stock-based compensation (See Note 6(d))

    984

Ending balance – June 30, 2005

$5,182

(d)

Warrants Outstanding

Number of

Exercise

Expiry

Warrants

Price

Date

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

Each warrant entitles the holder to purchase one additional common share of the Company.  The warrants are subject to a reduction in the exercise period to 20 business days at the election of the Company if the common shares close at or above $2.25 for 20 consecutive trading days.

Pursuant to the underwriting agreement discussed in Note 13 the Company has agreed that it shall not exercise its right to accelerate the exercise period on the warrants for a period of 90 days from the closing of the public offering, unless it has received the prior written consent of Desjardins Securities Inc.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

(e)

Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the Company’s common shares outstanding.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the six months ended June 30, 2005, the change in stock options outstanding was as follows:

Number of

Weighted Average

Options

Share Price

Opening balance – December 31, 2004

7,373,748

$1.91

Granted

1,100,000

1.95

Exercised

-

-

Expired

(133,461)

(1.88)

Ending balance – June 30, 2005

8,340,287

$1.92

Options Exercisable – June 30, 2005

6,554,350

$1.91

During 2005, the Company had 1,431,649 stock options vest in favour of officers and directors.  The fair value cost of the options that vested during the six months ended June 30, 2005 amounts to $984,000 (2004 – $692,000).   The remaining balance of $129,000 relates to stock options issued by its affiliated company, Lara Exploration Ltd. (“Lara”), whose results of operations are being consolidated with those of the Company.

7.

Non-Controlling Interest

In May 2005, the Company’s wholly owned subsidiary Lara completed an Initial Public Offering (“IPO”) of 2,000,000 units consisting of one common share and one transferable share purchase warrant.  The Company did not participate in the IPO and its interest in Lara was diluted to 66% resulting in the Company recording a gain of $252,000.  The Company does not receive any cash proceeds from such transactions (nor is it required to make any payments in connection with).

For the six months ended June 30, 2005, the non-controlling interest of $43,000 (2004 - $Nil) appearing on the statement of earnings represents the minority interest shareholders interest in the results of operations of Lara from May 30, 2005 to June 30, 2005.

As at June 30, 2005, there was non-controlling interest of $454,000 on the consolidated balance sheet representing the interest in the net assets of Lara that were not attributable to the Company.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

8.

Dispositions

On March 15, 2005, the Company sold its 100% interest in the Brewery Creek property located in the Yukon to Alexco Resource Corp., a private company (“Alexco”) in consideration for $1,800,000 paid in Alexco common shares, representing approximately 19% of Alexco’s issued and outstanding common shares.  Pursuant to the purchase and sale agreement, Alexco assumed all of the obligations of Viceroy Minerals Corporation, a wholly-owned subsidiary of the Company,  in respect of all claims and existing material contracts associated with the property.  In consideration therefor, Alexco received $2,500,000 of the $5,000,000 cash posted as security for the decommission obligations at the property and the remaining $2,500,000 was released to Viceroy Minerals Corporation.

9.

Income Taxes

The Company has utilized tax losses to reduce its taxable income in Canada.  The Company has future potential tax assets and the realization of income tax benefits related to the potential tax assets is uncertain at this time and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

10.

Related Party Transactions

(a)

For the six months ended June 30, 2005, the Company received $443,000 (2004 - $673,000) in management and finder’s fees from related parties by virtue of certain directors and officers in common.

(b)

Loans and convertible debentures include $8,570,000 in amounts due from related parties by virtue of certain directors and officers in common.  During the six months ended June 30, 2005, the Company received $1,012,000 (2004 - $375,000) in interest and fees from related parties by virtue of certain directors and officers in common.

(c)

For the six months ended June 30, 2005, the Company received $18,000 (2004 - $15,000) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

(d)

Marketable securities and investments include $17,254,000 of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common.  For the six months ended June 30, 2005, the Company recorded a gain on disposal of securities of $755,000 (2004 - $263,000) from related parties by virtue of certain directors and officers in common.

11.

Supplemental Cash Flow Information

Non-cash operating, financing and investing activities

2005

2004

Marketable securities and investments received as loan fees

1,490

1,777

Loans settled with shares

4,516

-

Shares received as consideration for sale of resource property

1,800

-

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

12.

Contingencies

On May 2, 2005, the Company was named as a defendant in a lawsuit filed in the Supreme Court of Ontario.  The plaintiff claimed $150,000 plus repayment of alleged overcharged legal fees and costs associated with its loan.  Management has defended the claim and the plaintiff has advised the Company that it is willing to withdraw its action without any compensation from the Company, provided that the Company assume and pay its own costs incurred in connection with the litigation.  Accordingly, no provision has been made for this claim in the financial statements.

13.

Subsequent Event

On August 4, 2005, the Company announced that it had entered into an underwriting agreement with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Inc. and First Associates Investments Inc. to sell 17,400,000 common shares at a price of $2.30 per common share to raise gross proceeds of $40.0 million.  The Company has also granted the underwriters an option to purchase up to an additional 2,610,000 common shares at the same price, exercisable within 60 days of the closing.

QUEST CAPITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

Description of Business, Operations and Financial Condition

The following information, prepared as of August 5, 2005, should be read in conjunction with the audited financial statements for the year ended December 31, 2004 and 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of Quest Capital Corp. (the “Company”) primarily consists of:

•

providing financial services, in the form of commercial bridge loans, to publicly traded development stage companies;

•

mortgage financing secured by first and second real estate mortgages;

•

financial and corporate assistance in arranging equity financing for companies; and

•

management and administrative services to public and private companies.

Total assets as at June 30, 2005 were $123.5 million comprised of $14.4 million of cash, $1.9 million of marketable securities, $79.9 million in loans; $21.6 million in investments and $5.7 million of other assets.  The Company’s portfolio of loans and convertible debentures as at June 30, 2005 was comprised of 77% real estate, 11% oil and gas, 3% mining and 9% other.

RESULTS OF OPERATIONS

For the three months ended June 30, 2005, the Company had consolidated earnings of $4.5 million ($0.05 per share) compared to $5.8 million ($0.07 per share) for the comparable period in 2004.   For the first half of 2005, the Company had consolidated net earnings of $7.8 million ($0.09 per share) compared to $8.8 million ($0.10 per share) in first half of 2004.

Net earnings for 2005 were lower when compared to 2004 as a result of 2004 being positively impacted by non-recurring events of $2.1 million of net proceeds received from a legal settlement relating to prior operations and a $0.6 million foreign exchange gain.

Interest and Related Fees

Net interest income from the bridge and mortgage financing has increased by 91% and 57% for the second quarter and for the  first half of 2005, respectively,  as compared to the same period in 2004 due to the higher level and volume of loans.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

Non-Interest Income

Non-interest income continues to be an important component of the Company’s merchant banking business.

Net earnings were positively impacted by an increase in management and finder’s fees  in 2005 as compared to 2004 as a result of increased activity.  During the second quarter, the Company has received non-monetary compensation for finder’s fees in the form of broker warrants and/or options with a deemed value of $560,000.  As required by Cdn GAAP, the fair value of these non-monetary compensation payments received is estimated using the Black-Scholes model.

Marketable securities trading gains/(losses) in the first half of 2005 have resulted in the Company recording a gain of $0.4 million compared to a $176,000 loss for the comparable period in 2004.

Net realized gains/(losses) from the sale and write-downs to carrying value of investments have resulted in the Company recording a net gain of $1.3 million as compared to $2.5 million for the comparable period in 2004.

The gain recorded on dilution of an interest in a subsidiary is a result of the Company’s interest in its  wholly owned subsidiary Lara Exploration Ltd (“Lara”) being diluted to approximately 66%.   In May 2005, Lara completed an initial public offering, in which the Company did not participate, raising gross proceeds of $800,000.

Expenses/Income:

Salaries and benefits increased in 2005 as compared to 2004 as a result of expanding the Company’s operations in  Canada.

Accrued bonuses of $0.9 million in 2005 represents a reserve for  an incentive plan payable to officers and employees of the Company.  The payment and allocation under such plan are subject to the approval of the Compensation Committee and Board of Directors.  There was no comparable charge in 2004.

Stock based compensation increased in 2005 as compared to 2004 as result of additional options being granted and vesting in the second quarter of 2005.  The fair value of the Company’s options has been estimated using an option pricing model. Assumptions used for the 2005 options include a risk free rate of  2.90%, an expected life of two years, and a volatility rate of 36% which result in  the options having a weighted average fair value of $0.46 per option.

Legal and professional fees have decreased in the 2005 as compared to 2004 primarily as a result of resolving the legal claim in Australia in the second quarter of 2004.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

During the first half of 2004, the Company reduced its foreign exchange risk and converted its cash balances denominated in US dollars held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.6 million.   There is no comparable gain in 2005.

Gains on sales of resource assets, adjustments to reclamation provision and settlement of Australian Operations includes the net proceeds of approximately $2.1 million received from the settlement of the Company’s legal claim in Australia in the second quarter of 2004.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

Second

First

 Fourth

Third

                 Qtr 2005

            Qtr 2005

      Qtr 2004

Qtr 2004

Net interest income

4,004

3,452

2,741

3,194

Non-interest income

2,630

1,202

1,502

1,436

Net Earnings/(Loss)

4,550

3,311

212

3,766

Basic and Diluted Earnings/(Loss) Per Share

0.05

0.04

0.00

0.04

Total Assets

123,487

114,030

111,905

106,578

Short-Term Debt

-

3,000

-

-

Asset Retirement Obligations

2,254

2,859

5,366

6,644

Second

First

Fourth

Third

Qtr 2004

Qtr 2004

Qtr 2003

Qtr 2003

Net interest income

2,093

2,645

33

1,376

Non-interest income

2,428

1,409

2,882

3,368

Net Earnings/(Loss)

5,834

2,935

(4,890)

2,877

Basic and Diluted Earnings/(Loss) Per Share

0.07

0.03

(0.06)

0.03

Total Assets

104,356

99,207

96,110

92,926

Short Term Debt

-

-

-

-

Asset Retirement Obligations

8,325

9,501

10,492

10,138

The Company’s net interest income has continued to increase for the past three quarters as the Company has deployed more of its cash resources.  In the fourth quarter of 2003 the Company recorded a $1.4 million charge against earnings for losses on loans.

Non- interest income will vary by quarter depending on the advisory/finder’s fees received, marketable securities trading gains/(losses) and realized gains and write-down of investments.

Net earnings in the fourth quarter of 2004 were impacted by the provision of $1.5 million for the 2004 bonuses.  In 2005, a provision for 2005 bonuses is being made on a quarterly basis.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

LIQUIDITY

The Company’s cash resources as at June 30, 2005 were $14.4 million compared to $6.6 million as at December 31, 2004.  The Company’s primary focus is to provide loans to small and mid-cap companies and its cash balances will vary depending on the timing of loans advanced and repaid.

The Company’s total loan portfolio as at June 30, 2005 was $79.8 million comprised of 77% real estate, 11% oil and gas, 3% mining and 9% other bridge loans.  As at June 30, 2005, 85% of the Company’s total loan portfolio is due within a year.   The Company has $8.8 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at June 30, 2005 and has  a specific provision against these loans of $0.3 million.  Subsequent to quarter end, $2.4 million of the loans considered impaired have been renegotiated and extended and the Company is in discussions with the other two borrowers to either restructure or refinance the loans.   The Company currently expects to receive full payment for the impaired loans.

As at June 30, 2005, the Company has also entered into agreements to advance further funds of $12.4 million of which the Company expects to syndicate $2.7 million.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

For the six months ending June 30, 2005, cash flow from operations provided $2.8 million as compared to $5.8 million for the same period in 2004.  The decrease is primarily due to repayment of syndicate funds received just prior to year end and returned to syndicate participants in 2005.

During the second quarter, the Company received $7.5 million of proceeds from a private placement of 5,000,000 shares.  In addition, the Company repaid the $3.0 million short-term debt facility plus interest at 6.5% per annum that was advanced in the first quarter of 2005.

During the first half of 2005, the Company’s overall loan portfolio increased by $8.2 million.  In total the Company has arranged $70.5 million of new loans in 2005 (net to Company – $38.4 million) and $39.2 million of loans (net to the Company - $27.8 million) were repaid.    As a result of the sale of the Brewery Creek property in the first quarter of 2005, $5.0 million of restricted cash was released to the Company of which $2.5 million was transferred to the purchaser on the sale of the property.  In addition, $0.9 million was used from the restricted funds set aside to fund ongoing reclamation and closure expenditures at the Castle Mountain property.

As at June 30, 2005, the Company had restricted cash of $4.2 million to fund its remaining reclamation obligations at the Castle Mountain property.

Management is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies.  The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to the meet the Company’s short-term

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

requirements, as well as ongoing operations and will be able generate sufficient capital to support the Company’s business.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan or in which it makes an equity investment.  The nominees may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has loans and convertible debentures of $8.6 million due from parties related by virtue of having certain directors and officers in common.  During the six months ended June 30, 2005, the Company received $1.0 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from parties related by virtue of having certain directors and officers in common.

As at June 30, 2005, the Company held $17.3 million of shares in publicly traded or private companies related by virtue of having certain directors and officers in common.  The Company realized a $0.8 million gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the six months ended June 30, 2005, the Company received $0.4 million in advisory, management and finder’s fees from companies related by virtue of having certain directors and officers in common.

SUBSEQUENT AND PROPOSED TRANSACTIONS

On August 4, 2005, the Company announced that it has entered into an underwriting agreement with a syndicate led by Desjardins Securities Inc and including Canaccord Capital Inc and First Associates Investments Inc. to sell 17,400,000 common shares at a price of $2.30 per common share to raise gross proceeds of $40.0 million.  The Company has also granted the underwriters an option to purchase up to an additional 2,610,000 common shares at the same price, exercisable within 60 days of the closing.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of our audited financial statements.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these estimates and assumptions.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company reviews its loan portfolio on a regular basis and specific provisions are established on loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

-

length of time the loans have been in arrears;

-

the overall financial strength of the borrowers;

-

the nature and quality of collateral and, if applicable,  guarantees;

-

secondary market value of the loans and the collateral; and

-

the Company’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily in public companies.  Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent.  Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company.  Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only  factor considered, particularly for thinly traded securities, large block holdings and restricted shares.  Other factors considered include:

-

trend of the quoted market price and trading volume;

-

financial position of the company and results;

-

changes in or reorganization of the  business plan of the investment; and

-

the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future costs to complete the decommissioning and closure obligations included in the Company’s closure plans for its remaining resource properties.  These estimates are based on independent engineering studies and management’s estimate of the work that is required.    Environmental laws and regulations continue to evolve in the region in which the decommissioning of the Company’s resource properties is taking place.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

RISKS & UNCERTAINITIES

The Company is primarily engaged in the merchant banking business and generates revenues through interest and fees paid in connection with advancing loans and financial services rendered.  Revenue, earnings and the Company’s asset base are subject to interest and supply of the Company’s financial services, including: the number and level of loans completed, the nature and credit quality of the loan portfolio, including the quality of the collateral security obtained by the Company, and the return it is able to generate on its portfolio.

Additional risks factors are disclosed under “Risk Factors” in the Revised Initial Annual Information Form filed on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable entity’s returns or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new standard CICA 1100, “Generally Accepted Accounting Principles” as it relates to recognizing revenue.  The Company now recognizes revenue from sales of precious metals when title has passed to the purchaser.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable. Adoption of this new standard resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income”, and Section 3865, “Hedges.”  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income.  The Company is assessing the impact of the new standards.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

OUTLOOK

 Just recently, the Company announced a $40.0 million public offering that is anticipated to close on August 17, 2005.  The completion of the public offering will enable the Company to expand its deal flow and increase its market penetration.

The Company continues to complete its closure obligations at the Castle Mountain property fully funded by the restricted cash and to rationalize and divest itself of its remaining resource properties.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com

Share Position

As at August 5, 2005, Quest’s issued outstanding share position was 95,465,568 Common shares.  Previously, the Company had Class A Voting Shares and Class B Voting Shares.  Effective April 19, 2005, the Class B shares were cancelled and the designation of the Class A Shares was changed to common shares.

Outstanding Warrants:

Number

Exercise

Expiry

Of Warrants

Price

Date

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

13,333,335

These warrants are subject to a reduction in the exercise period to 20 business days, at the election of the Company, if the Company’s common shares close at or above $2.25 for 20 consecutive trading days.

Pursuant to the underwriting agreement as discussed in “Subsequent and Proposed Transactions” the Company has agreed that it shall not exercise its right to accelerate the exercise period on the warrants for a period of 90 days from closing of the public offering, unless it has received the prior written consent of Desjardins Securities Inc.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Six months ended June 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

Outstanding Options

Number

Exercise

Expiry

Of Options

Price

Date

113,333

$0.81

October 22, 2007

300,000

$1.51

August 19, 2009

6,800,000

$1.95

November 20, 2008

1,100,000

$1.95

April 7, 2010

8,313,333

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

PRESS RELEASE

QUEST CAPITAL ANNOUNCES FILING OF FINAL PROSPECTUS

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia, August 18, 2005 – Quest Capital Corp. (TSX: QC) is pleased to announce that it has filed a final short form prospectus with Canadian securities regulatory authorities in respect of its previously announced offering of common shares.  Under an agreement with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation and First Associates Investments Inc., Quest has agreed to sell 17,400,000 common shares at a price of $2.30 per common share to raise gross proceeds of $40,020,000.  Quest has also granted the underwriters an option, exercisable until the second business day prior to the closing of this offering, to purchase up to an additional 4,347,827 common shares at the same price, and a further option, exercisable within 60 days of the closing of this offering, to purchase up to an additional number of common shares equal to 15% of the total number of common shares issued in this offering.  Closing of the offering is anticipated to occur on or about August 23, 2005.

Net proceeds from the offering will be used to fund Quest’s merchant banking business.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing, and corporate finance services.  Quest’s primary expertise is providing asset-backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman
Michael Atkinson, Vice President

Tel:

(416) 367-8383
Tel:

(604) 689-1428
Toll-free

(800) 318-3094

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States (or any other jurisdiction where it would not be allowed). The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.  Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from Quest Capital Corp. that would contain detailed information about Quest Capital Corp. and management and financial statements.

Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this news release.  As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.